EXHIBITX 99.77C



                                NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade New Jersey Municipals
(VTJ)

        (a)     An Annual Meeting of Shareholders was held on May 28, 1997.

        (b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade New Jersey Municipals (the "Fund") included:

                Rod Dammeyer and Wayne W. Whalen

        (c)     The following were voted on at the meeting:

                1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For    3,346,466           Against   53,094

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For   3,348,021           Against    74,930